Watchtower, Inc.
410 Park Avenue, 15th Floor
New York, NY 10022

August 1, 2007

VIA EDGAR
Ms. Peggy Kim
Division of Corporate Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Watchtower, Inc.
Registration Statement on Form SB-2

Dear Ms. Kim:

On behalf of Watchtower, Inc. (the “Company”), a Nevada corporation, we hereby specifically incorporate into the facing page of the Registration Statement on Form SB-2, filed by the Company on July 27, 2007, the following language pursuant to Rule 473 of the Securities Act of 1933, as amended:

“The registrant hereby amends this Registration Statement on such dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.”

We respectfully request that additional comments, if any, in connection with the subject filing be directed to David Lubin & Associates, PLLC, 26 East Hawthorne Avenue, Valley Stream, NY 11580 (fax: (516) 887-8250).

Very truly yours,

Yisroel Guttfreund
President & CEO